Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

The following ads have been made available to employees:

THE EDGE FACEBOOK ADS INTRO SCREEN

TRANSCRIPTS OF VIDEO ADS

VCS merger video ad:

Duane Twining
If there is a way for us to make that plant work, we would be here, we would do it, but, you know, we got left at the altar.

Mary Sale
We are where we are. We're at this point and we need to figure out a path forward.

Jason Galloway
You know you're talking about thousands of jobs, thousands of families, thousands of taxpayers that are gonna be affected by whether this deal goes through or not.

Geoff Steele
I believe that it is, it provides the best solution to the most people.

Mary Sale
Try to look at the positives of bringing Dominion in versus having SCE&G, SCANA go through a struggling issue of having to reduce cost in other ways.

Amanda Smith
We're gonna have closure to this whole thing and we'll be looking towards a much better future.

Mary Sale
Let's move forward. What can we do now? So that's why this Dominion deal is something that is so positive that to take that away would just be detrimental to the company.

They’re Politicians video ad:

Amanda Smith
They're politicians.

Mary Sale
They're focusing too much on the right now.

Amanda Smith
I don't feel like they're doing their best to actually help anybody.

Mary Sale
Instead of seeing what the end goal and what the future is gonna be.

Amanda Smith
Other than help their chances to get re-elected.

Duane Twining
And I don't think that they represent what the whole state wants or what our area or what our, our, the service territory wants.

Amanda Smith
The one thing I'd want them to know is, it has a face.

Duane Twining
So hopefully somebody looks at all the facts and puts everything on the table and makes a, a good decision out of a, a bad situation.

Amanda Smith
And when you say things like you're saying about just let SCANA go bankrupt. Let's let it get bought out by another company. You're talking directly about the people around you.

Alison Fulmer
That scares me that this merger not going through would cause a lot of additional heartache for the people here and we've been, already been through a lot.

Jason Galloway
Take your time.

Geoff Steele
The decisions that are made that they really do consider ah, the short-term and the long-term consequences of, of whatever actions they, they take.

State Lawmakers video ad:

Jillian Long
It seems to me that they are trying to block any way for this company to move forward.

Harry Scruggs
There seems to be um, a lot of ah, the politicians that are up for re-election this year and there seems to be a lot of a rhetoric and it's a popular topic right now. We're a, a popular group to kind of pick on I reckon.

Annette Burnette
Well I really want to educate them on the, the issues and, and what the facts are. Um, like I said, I think they've just pick and choosed what situations that they want to focus on um, and, and they're all about looking out for themselves and their political future and not really the, the state as a whole.

Robert Hawkins
Over the 150 years legacy of SCANA you know people have built this faith you know, a trust and confidence in SCANA. And I've become very proud of that you know, because and I think that's part of why all this again hurts so much cause, but you know we've been there to help in the hurricanes and that devastating flood we had and so again I’d, I'd say it's, I hate that that’s maybe been forgotten somewhat in light of all this.

Merger Blocked video ad:

Bill Eisele
As an employee and a resident of the State of South Carolina, I'm very concerned about that. We've got thousands of shareholders in this state that will be negative, negatively affected if, if this merger is blocked.

Jillian Long
It worries me. It really does. Um, my husband and I both work for this company and we depend on the paycheck that we get from this company to put food on our table.

Harry Brown
Well I think the legislator is not seeing the whole picture. Ah, we didn't get into this spot ah, overnight and we're not gonna get rid of it overnight.

Jillian Long
When we think about the other options that we have available you know we're worried. We're worried about bankruptcy for this company.

Suneetha Guntupalli
If the, SCANA there is no option other than bankruptcy, in that case not only employees suffer and shareholders, the shares will go down and suffer. At the same time, customers get the higher rates anyway, to keep the operations moving and going along so and state reputation will be down to.

Harry Scruggs
The obvious customer impact would seem to be rates um, that possibly will stay the way they are or even be higher.

Linda Caldwell
Not only will it affect thousands of employees but it'll affect our community, our charitable organizations and so, on. It'll just be a domino effect.

Merger video ad:

Bill Eisele
From everything that I've seen, Dominion is a good company and I think, I think Dominion will be a great match for SCE&G.

Jillian Long
I thought it was a great resolution that we could come to as a company.

Annette Burnette
Given the situation it's ah, it's the right thing to do, to be able to move forward.

Harry Brown
I think it's a great idea.

Linda Caldwell
It's a relief honestly because I really hate to see our company um, be in detriment.

Robert Hawkins
I feel like Dominion’s here to help.

Suneetha Guntupalli
This is the best solution we have right now based on our situation right now.

Bill Eisele
I'm hoping the legislators recognize the fact this is a good offer and can proceed

Additional Information

In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to SCANA’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation
Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and

certain of its Current Reports on Form 8-K.  Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.